UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

609720-10-7

(CUSIP Number)

Matthew T. Moroun
Chairman of the Board
Oakland Financial Corporation
34200 Mound Road
Sterling Heights, Michigan 48310
(800) 201-0450

Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. ☐

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Oakland Financial Corporation (Federal ID #38-3276605)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 50,000

	8.	SHARED VOTING POWER 706,042*

	9.	SOLE DISPOSITIVE POWER 50,000

	10.	SHARED DISPOSITIVE POWER 706,042*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14.	TYPE OF REPORTING PERSON HC

*     Consists of (i) 50,000 shares owned by Oakland Financial Corporation, (ii) 438,148 shares owned by Liberty Bell Agency, Inc., and (iii) 217,894 shares owned by Cherokee Insurance Company as of the close of business on May 20, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Liberty Bell Agency, Inc. (Federal ID #38-2338264)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 438,148

	8.	SHARED VOTING POWER 706,042*

	9.	SOLE DISPOSITIVE POWER 438,148

	10.	SHARED DISPOSITIVE POWER 706,042*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,148

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%

14.	TYPE OF REPORTING PERSON CO

*     Consists of (i) 50,000 shares owned by Oakland Financial Corporation, (ii) 438,148 shares owned by Liberty Bell Agency, Inc., and (iii) 217,894 shares owned by Cherokee Insurance Company as of the close of business on May 20, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Cherokee Insurance Company (Federal ID #38-3464294)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SEE ITEM 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 217,894

	8.	SHARED VOTING POWER 706,042*

	9.	SOLE DISPOSITIVE POWER 217,894

	10.	SHARED DISPOSITIVE POWER 706,042*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,894

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%

14.	TYPE OF REPORTING PERSON IC

*     Consists of (i) 50,000 shares owned by Oakland Financial Corporation, (ii) 438,148 shares owned by Liberty Bell Agency, Inc., and (iii) 218,794 shares owned by Cherokee Insurance Company as of the close of business on May 20, 2002. Matthew T. Moroun is the Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc. and Cherokee Insurance Company are wholly owned subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 1 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES ACT OF 1934, AS AMENDED

     This Amendment No. 1 amends the Statement on Schedule 13D filed on March 22, 2002 (the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”), of Monmouth Real Estate Investment Corporation, a Delaware corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in the original Schedule 13D.

     Items 3, 4 and 5 of the Schedule 13D and Schedules B and C to the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     The first sentence of the first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $4,500,000.

     A third paragraph is hereby added to Item 3 of the Schedule 13D, which paragraph shall read as follows:

     On May 20, 2002, Liberty Bell acquired an additional 25,000 shares of Common Stock, and Cherokee acquired an additional 3,100 shares of Common Stock, representing total additional purchases of 28,100 shares of Common Stock at costs ranging from $6.80 to $7.25 per share. The acquisition of these additional shares increased the total combined ownership of Oakland, Liberty Bell and Cherokee to 706,042 shares of Common Stock, or approximately 6.3% of the outstanding shares of Common Stock.

Item 4. Purpose of Transaction.

     The first sentence of the first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Oakland, Liberty Bell and Cherokee acquired 706,042 shares of Common Stock between April 17, 2000 and May 20, 2002, bringing their total ownership of the outstanding shares of Common Stock to approximately 6.3%.

A fifth paragraph is hereby added to Item 4 of the Schedule 13D, which paragraph shall read as follows:

     Effective May 9, 2002 (subsequent to the filing of the original Schedule 13D disclosing Oakland, Liberty Bell and Cherokee's ownership of 5.3% of the Common Stock), Issuer's Board of Directors adopted resolutions that, among other things, limit direct and indirect ownership by any stockholder of Issuer to 9.8% of the Common Stock. Oakland, Liberty Bell and Cherokee believe that this 9.8% limitation is an effort to limit their ownership of Common Stock and, more importantly, will prevent additional investments by other major stockholders as well as any potential investments by major institutional investors. In a letter to the Chairman of the Board of Issuer dated May 20, 2002, Oakland requested that Issuer’s Board of Directors rescind the 9.8% limitation in the best interest of Issuer’s stockholders. The full text of this letter is reproduced below:

[Letterhead of Oakland Financial Corporation]

May 20, 2002
By Overnite Mail
Mr. Eugene Landy
Chairman of the Board
Monmouth Real Estate Investment Corporation (“MREIC”)
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

RE:	May 9, 2002 Board of Directors Resolutions to Cut-Off Major Investors and Limit Shareholder Value of MREIC

Dear Mr. Landy:

Oakland Financial Corporation and its subsidiaries (“OFC”) believe MREIC to be a fine long-term investment as is evidenced by OFC’s cumulative investment of more than $4 million in MREIC. OFC is the 1st or 2nd largest shareholder of MREIC. Many of OFC’s shares were purchased at 52-week MREIC price highs, which has helped increase the share price of MREIC over the last year. OFC disclosed its 5.3% ownership in its initial Form 13-D filing in March of 2002. OFC will amend such Form 13-D in accordance with SEC guidelines in the future. For your information, OFC and its subsidiaries currently own slightly more than 6% on a collective basis.

As we discussed on the telephone prior to OFC’s Form 13-D filing, OFC’s intentions stated in the 13-D filing were a result of OFC’s instructions to its counsel to “keep its options open” – OFC had no specific intentions, and currently has no specific intentions, that would jeopardize MREIC’s REIT status. I also offered in March to meet with you in New Jersey or Michigan in the upcoming months to discuss MREIC and OFC’s investment therein. OFC and I remain open to such a meeting and you can always feel free to contact me should you have any questions with respect to our ownership percentage, goals and objectives. I certainly believe that you would welcome such communication channels with one of your largest shareholders.

OFC has received and read your May 9, 2002 letter and attached resolutions with disappointment. The MREIC Board of Directors actions to cut-off major investors and impinge on the potential shareholder value of MREIC are not in the best interest of MREIC shareholders. OFC believes that the actions enacted through the resolutions are an overreaction to OFC’s 13-D and are an effort to absolutely “cut-off” OFC’s investment in MREIC. More importantly, the enacted resolutions will cut-off the potential investment of other existing major investors, and/or any potential major institutional investor. In addition, there is no absolute right to remain a REIT at any and all costs – there have been instances in which a REIT has foregone its status in an acquisition for the benefit of value to shareholders.

While we of course appreciate the ostensible and noble desire of the Board to avoid losing MREIC’s REIT status by having 5 shareholders own more than 50% of the outstanding MREIC shares, the current composition of MREIC’s shareholdings pose “NO” threat to losing the REIT status. The three largest shareholders, OFC, United Mobile Homes and Eugene Landy own about 16% of the outstanding shares. Hypothetically, even if the 4th and 5th largest shareholders own 5% , the five largest shareholders would collectively own less than 26% of MREIC, and likely, 22-23% (based on SEC filings, there is no such concentration in realty). The Board will know the exact ownership percentage of the five largest shareholders as of June 30, 2002 and I believe the Board will confirm, if it doesn’t already know, that the five largest shareholders constitute less than 25% of MREIC’s holdings. I don’t believe that the Board of Directors has determined, in good faith, direct or indirect ownership of MREIC’s stock has become concentrated to an extent that may prevent MREIC from qualifying as a REIT if it truly “added up the numbers” of its three largest shareholders, OFC, United Mobile Homes, and Eugene Landy.

On behalf of OFC, we request the Board of Directors recind the 9.8% limitation, and other punitive parts of such resolutions, in the interest of MREIC shareholders. If the Board does believe “in good faith” that the REIT status is in jeopardy, keep the 1% shareholder reporting requirement resolution only (not the 9.8% “poison pill”). On June 30, 2002, the Board will better see, if they don’t truly already know, that the five largest shareholders own about 22%-26% of outstanding shares, and that there is no real risk of a 50% concentration.

Sincerely,

/s/ Matthew T. Moroun

Matthew T Moroun
Chairman

Item 5. Interest in Securities of the Issuer.

     Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

     (a)  As of May 20, 2002, Oakland owned 50,000 shares of Common Stock, or approximately 0.4% of the outstanding shares of Common Stock, Liberty Bell owned 438,148 shares of Common Stock, or approximately 3.9% of the outstanding shares of Common Stock, and Cherokee owned 217,894 shares, or approximately 2.0% of the outstanding shares of Common Stock. On a combined basis, as of May 20, 2002, the reporting persons beneficially owned an aggregate of approximately 6.3% of the outstanding shares of Common Stock.

     The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock as reported by Issuer in its Form 10-Q for the quarter ended March 31, 2002. The total number of outstanding shares of Common Stock reported in Issuer’s most recent Form 10-Q, and the shares of Common Stock owned by Oakland, Liberty Bell and Cherokee do not include any shares acquired pursuant to Issuer’s Dividend and Reinvestment Plan on or about May 15, 2002.

     (b)  As of May 20, 2002, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 50,000 shares of Common Stock, or approximately 0.4% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 438,148 shares of Common Stock, or approximately 3.9% of the outstanding shares of Common Stock, and Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 217,894 shares of Common Stock, or approximately 2.0% of the outstanding shares of Common Stock.

     (c)  During the 60-day period preceding the date of this Amendment No. 1, Liberty Bell acquired the following shares of Common Stock through open market purchases:

March 20, 2002	—	4,000 shares at a cost of $6.86 per share, for a total cost of $27,405

March 21, 2002	—	21,000 shares at a cost of between $6.86 and $6.91 per share, for a total cost of $144,939

March 25, 2002	—	17,000 shares at a cost of $6.99 per share, for a total cost of $118,825

March 26, 2002	—	20,000 shares at a cost of between $6.99 and $7.01 per share, for a total cost of $139,981

March 27, 2002	—	18,000 shares at a cost of $6.99 per share, for a total cost of $125,826

March 28, 2002	—	10,600 shares at a cost of $6.99 per share, for a total cost of $74,099

April 1, 2002	—	2,200 shares at a cost of between $6.95 and $7.02 per share, for a total cost of $15,333

April 2, 2002	—	1,300 shares at a cost of $6.99 per share, for a total cost of $9,092

April 3, 2002	—	900 shares at a cost of $7.00 per share, for a total cost of $6,296

April 15, 2002	—	5,926 shares at a cost of $6.75 per share, for a total cost of $40,000

May 20, 2002	—	25,000 shares at a cost of $7.25 per share, for a total cost of $181,255

     During the 60-day period preceding the date of this Amendment No. 1, Cherokee acquired the following shares of Common Stock through open market purchases:

March 20, 2002	—	2,300 shares at a cost of $6.80 per share, for a total cost of $15,640

April 4, 2002	—	1,004 shares at a cost of $6.95 per share, for a total cost of $6,978

May 20, 2002	—	3,100 shares at a cost of $6.80 per share, for a total cost of $21,080

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2002

OAKLAND FINANCIAL CORPORATION

By:	/s/ Matthew T. Moroun

Name: Matthew T. Moroun Title: Chairman of the Board

LIBERTY BELL AGENCY, INC.

By:	/s/ Matthew T. Moroun

Name: Matthew T. Moroun Title: Chairman of the Board

CHEROKEE INSURANCE COMPANY

By:	/s/ Matthew T. Moroun

Name: Matthew T. Moroun Title: Chairman of the Board

     Schedule B to the Schedule 13D is hereby amended and restated in its entirety to read as follows:

SCHEDULE B TO SCHEDULE 13D

Filed by Liberty Bell Agency, Inc.

Liberty Bell Agency, Inc.

Name	Present Address	Present Principal Occupation

Matthew T. Moroun Chairman & Director	12225 Stephens Road Warren, MI 48089	Chairman of the Board Oakland Financial Corporation and its subsidiaries

Mark J. Dadabbo President & Director	2535 Amberly Road Bloomfield Hills, MI 48301	President Oakland Financial Corporation and its subsidiaries

George Gerges Corporate Secretary	29834 Clarita Livonia, MI 48152	V.P. Claims/Corp. Secretary Liberty Bell Agency, Inc.

Mark A. Schmalenberg Vice President	33643 Ashton Sterling Heights, MI 48312	Vice President Liberty Bell Agency, Inc.

     Schedule C to the Schedule 13D is hereby amended and restated in its entirety to read as follows:

SCHEDULE C TO SCHEDULE 13D

Filed by Cherokee Insurance Company

Cherokee Insurance Company
Directors and Executive Officers

Name	Present Address	Present Principal Occupation

Matthew T. Moroun Chairman & Director	12225 Stephens Road Warren, MI 48089	Chairman of the Board Oakland Financial Corporation and its subsidiaries

Mark J. Dadabbo President & Director	2535 Amberly Road Bloomfield Hills, MI 48301	President Oakland Financial Corporation and its subsidiaries

Warren V. Core CEO & Director	311 Heatherwood Court Winter Springs, FL 32708	Chief Executive Officer Cherokee Insurance Company

H.W. (Bud) Sherrod Director	1057 Waterplace Way Knoxville, TN 37922	President Ameriplan Benefit Corporation

Emmon W. Love Director	5332 Hickory Hollow Knoxville, TN 37919	Vice President Ameriplan Benefit Corporation

Margaret M. Rohn Corporate Secretary	2082 Avon Lake Road Rochester Hills, MI 48307	Controller Liberty Bell Agency, Inc.

Robert K. Kuhn Vice President & CFO	7102 Danbrooke West Bloomfield, MI 48322	Vice President & CFO Cherokee Insurance Company

Mark Schmalenberg Vice President	33643 Ashton Sterling Heights, MI 48322	Vice President Liberty Bell Agency, Inc.

Brian M. O’Meara Treasurer	33086 Grennada Livonia, MI 48154	Treasurer Cherokee Insurance Company